UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND
TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street
Englewood, Colorado 80112
(Full title and address of the plan)

CH2M HILL Companies, Ltd.
9191 South Jamaica Street
Englewood, Colorado 80112
(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL
RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year) as of December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator, Committee, and Participants
CH2M HILL Retirement and Tax-Deferred Savings Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

May 26, 2006
Denver, Colorado

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004

Investments, at contract value (Notes 2 and 3):
Common/collective trusts	$94,504,799	$67,752,009
Investments, at fair value (Notes 2 and 3):
Money market funds	41,047,953	34,512,863
Mutual funds	633,049,632	450,273,811
Company stock - allocated	229,386,076	195,966,564
Company stock - unallocated	12,042,680	8,402,227
Participant loans	11,790,779	8,940,998
Total investments	1,021,821,919	765,848,472
Receivables:
Employer match contributions	4,499,822	3,537,902
Employer defined contributions	—	3,173,842
Employee contributions	—	23,288
Total receivables	4,499,822	6,735,032

Net assets available for Plan benefits	$1,026,321,741	$772,583,504

See accompanying notes to the financial statements

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Employee	$63,374,652
Employer match	18,726,904
Employer defined contribution, net of forfeitures (unallocated)	8,075,867
Rollovers	7,661,433
Total contributions	97,838,856

Transfers in from other plan (Note 1)	113,698,173

Investment income
Interest and dividend income	23,572,964
Net appreciation in fair value of investments (Notes 2 and 3)	63,577,159

Total investment income	87,150,123

Total additions	298,687,152

Deductions from net assets attributed to:
Benefits and distributions paid to participants	(44,692,989)
Administrative expenses	(255,926)

Total deductions	(44,948,915)

Net increase in net assets available for Plan benefits	253,738,237

Net assets available for Plan benefits:
Beginning of year	772,583,504

End of year	$1,026,321,741

See accompanying notes to the financial statements

CH2M HILL Retirement and Tax-Deferred Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

 (1)                  Plan Description

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the “Company” or “Plan Sponsor”) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  As of January 1, 2000, most domestic subsidiaries of the Company (“Affiliated Employers”) have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are herein after referred to as Member Employers.

Administration

The Plan is administered by at least three, but no more than seven trustees, who are appointed by the Chief Executive Officer of the Company.  Fidelity Investments Institutional Services Company, Inc. is the recordkeeper and custodian for all Plan assets, except for shares of Company stock held by the Plan. The trustees serve as custodians of the Company stock.

Eligibility

All employees are eligible to participate in the Plan except leased employees, temporary employees and employees of Affiliated Employers that have not adopted the Plan. Industrial Design and Construction, Inc. (“IDC”) and Paragon Structural Design, Inc. (“Paragon”) allows eligible employees to participate in the Plan during the first full pay-period they are employed. Another Affiliated Employer, Operations Management International, Inc. (“OMI”), allows eligible employees to participate on the first day of the month following their date of hire.  All other employees of Member Employers are eligible to participate on their date of hire. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, April 1, July 1 and October 1, once the above eligibility requirements are met.

Employee Contributions

A participating employee may elect to contribute from 1% to 50% of their total annual compensation (earned while a participant), as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the Company. Employee contributions are subject to limitations as determined annually by the Internal Revenue Service (“IRS’). Pre-tax salary deferral contributions were limited to $14,000 in 2005.

On February 1, 2005 the Lockwood Greene, Inc. 401k Plan was merged into the CH2M HILL Retirement and Tax-Deferred Savings Plan, resulting in a transfer of assets totaling $113,698,173.

Employer Matching Contributions

Each Member Employer may, but is not required to, make matching contributions for their respective eligible participants employed on the last day of the quarter and for retired, permanently disabled or deceased participants who terminated employment during the quarter. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., OMI, CH2M HILL International, Ltd., CH2M HILL International Services, Paragon, Lockwood Greene and IDC elected to make matching contributions for the year ended December 31, 2005.

Member Employers’ matching contributions, if any, may be made in an amount that is based on a percentage of the participant’s contributions for the calendar quarter up to 4% of the participant’s base compensation, or limited to a specified dollar amount per employee. Generally, base compensation for purposes of the employer matching contribution is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar quarter times the number of regular work hours for such calendar quarter. For the year ended December 31, 2005, IDC matched 50% of each participant’s contribution to the Plan up to 4% of each participant’s base compensation; OMI matched 50% of each of its participant’s deferral contribution capped at $200 per Plan year; and all other Member Employers matched 81% of the first 4% of each employee’s base compensation contributed to the Plan by the participant. Employer matching contributions can be made in either cash or the Company’s stock. If the contributions are made in cash, they are invested in the same manner as the employee’s contribution. If the matching contributions are made in stock, they remain in the Company’s stock for the life of the deferral.

Defined Contributions

Each Member Employer may, but is not required to, make defined contributions to the Plan for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan’s year-end, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service) who retired during the year, 3) permanently disabled or deceased participants who terminated employment during the Plan year and 4) certain participants rehired during the Plan year. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL International, Ltd., CH2M HILL International Services, Lockwood Greene, Inc., Paragon, and IDC have elected to make defined contributions for the year ended December 31, 2005.

Defined contributions, if any, are calculated quarterly by the Company and each participating Member Employer.  During 2005, defined contributions to the Plan were made each quarter based on an estimate of 2% of base compensation. Generally, base compensation for purposes of defined contributions is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar year times the lesser of: 1) the number of regular work hours for such calendar year or 2) the number of hours of service for which the participant was paid during the year while a participant and while an eligible employee.

The quarterly defined contributions were made in Company stock. These are shown in the financial statements as employer defined contributions — unallocated. After year-end, the final employer defined contribution is determined based on eligible employees and compensation. The employer defined contribution is then allocated to participants’ accounts, including any gain or loss from the date of contribution to the date of allocation. Defined contribution amounts are allocated to participant accounts in proportion that each participant’s base compensation bears to the total base compensation paid to all eligible participants of their respective Member Employer.

Rollovers

  Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers’ participants with the exception of OMI, as follows:

Percentage
Years of service	vested
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

OMI participants vest 20% each year and become 100% vested after 5 years of service.

Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant’s matching contributions and defined contributions shall become fully vested upon death, permanent disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset employer matching and defined contributions and pay Plan expenses. During 2005, forfeitures totaling $3,000,000 were used for employer contributions and $212,262 was used to pay administrative expenses of the Plan. Unallocated forfeitures available as of December 31, 2005 and 2004 were $2,807,393 and $4,356,385, respectively.

Distributions and Withdrawals

If a participant in the Plan terminates employment with the Company on or after March 28, 2005, and the value of the vested portion of the participant’s account in the Plan does not exceed $1,000; the vested portion of the participant’s account in the Plan will be distributed to the participant in a lump sum cash payment as soon as reasonably practicable. For distributions prior to March 28, 2005, vested balances that do not exceed $5,000 will be distributed to the participant in a lump sum cash payment.

If a participant in the Plan terminates employment with the Company and if the value of the vested portion of the participant’s account in the Plan is greater than $1,000, the participant may request an immediate distribution or may elect to defer distribution until a later date. If distribution is deferred, the participant’s account will remain in the Plan until the participant requests distribution. Distribution from the Plan, however, must begin when the participant reaches his or her required beginning distribution date. Generally, a participant’s required beginning distribution date is April 1 of the calendar year following the later of: 1) the participant’s attainment of age 70½ or 2) the date the participant terminates his or her employment with the Company.

A participant who has reached age 59½ may request a distribution of the participant’s employee contribution account or the participant’s rollover account even if the participant has not terminated employment with the Company and our Affiliated Employers.

When a participant requests a distribution from the Plan, the distribution will be made in cash in a lump sum as soon as reasonably practicable. If the participant’s account in the Plan includes common stock, the portion of the participant’s account invested in common stock will be distributed in cash as soon as reasonably practicable after the common stock is sold on the internal market or to the Company. The Company intends to purchase from the Plan on each trade date sufficient common stock to permit distributions to all participants whose requests for distributions are pending. On some trade dates, however, the Company may not purchase from the Plan sufficient common stock to permit distributions to all participants whose requests for distributions are pending. In that case, distribution of some or all of the portion of a participant’s account invested in common stock may be delayed until a subsequent trade date.

If a participant dies while employed by the Company or an Affiliated Employer, distribution of the participant’s account in the Plan will be made to the participant’s spouse or, if the participant’s spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. A surviving spouse of a deceased participant may delay distribution of the participant’s account in the Plan for up to five years from the date of death or until the participant would have reached age 70½ whichever is later. A distribution from the account will be made in accordance with the procedures described in the previous paragraph.

The Plan permits a participant to obtain a hardship withdrawal from the participant’s employee contribution account or rollover contribution account if there is an immediate and heavy financial need which may not reasonably be met by the participant’s other resources. The amount of a hardship withdrawal may not exceed the amount required to meet the immediate financial need, including any taxes or penalties resulting from the withdrawal, and may be subject to various other limitations.

Loans

Participants may borrow from their fund account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by the Addison Avenue Credit Union (“Addison”, formerly CH2M HILL Federal Credit Union) for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by the Addison for a second mortgage loan. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 3.49% to 12.50% at December 31, 2005. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

A separate account is maintained for each Plan participant. Participant contributions are credited to the individual’s account, along with the employer’s matching contribution, if any, an allocable portion of the employer’s defined contribution, if any, and an allocation of the Plan’s net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

   Investment Options

As of December 31, 2005, the Plan has various investment options including money market funds, a common collective trust fund, mutual funds and a Company stock fund.

Except for investments in the Company’s stock fund, participants generally may transfer amounts among investment alternatives on each business day. Amounts invested in the Company’s stock fund, other than defined contributions, may be transferred into other investment alternatives only as of a quarterly trade date. Amounts invested in investment alternatives other than the Company’s stock fund may not be transferred into the Company’s stock fund.

(2)                     Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Reclassification of Prior Year Amounts

Certain amounts in the December 31, 2004 financial statements have been reclassified to conform to the current year presentation.

Investment Valuation

Investments in money market and mutual funds are reflected in the accompanying financial statements at fair value. Fair value is based on quoted market prices. The fair value of the Company’s stock is determined as discussed below. The common/collective trust is stated at contract value as noted below.

Company Stock

The Company is employee owned. As a result, the Company’s stock is only available to certain employees, directors, eligible consultants and benefit plans. There is no market for the Company’s stock with the general public. In order to provide liquidity to the Company shareholders, however, an internal market is maintained through an independent broker.

The internal market permits existing shareholders to offer for sale shares of the Company’s common stock on predetermined trade dates. Generally, there are four trade dates each year which typically occur approximately four weeks after the quarterly meetings of the Company’s Board of Directors. The trading price is the estimated fair market value price as determined by the Board of Directors utilizing a valuation process, and supported by a quarterly appraisal by an independent third party.

The investment in the Company’s stock was valued as of December 31, 2005 and 2004 at $16.73 and $14.65 per share, respectively. Both of the valuations were supported by an independent third party appraisal at each of the respective dates.

Common/Collective Trust

Fidelity Managed Income Portfolio II is a benefit responsive common/collective trust which invests in Guaranteed Investment Contracts (GICs) and synthetic GICs. The contracts are carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The value of this investment at December 31, 2005 and 2004 was $94,504,799 and $67,752,009, respectively, had an average yield for the year ended December 31, 2005 of 3.81% and crediting interest rates of 3.72% and 4.20% at December 31, 2005 and 2004, respectively.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net appreciation/depreciation in fair value of investments and are determined as fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. For the year ended December 31, 2005, the Plan paid $255,926 in administrative expenses. Approximately $212,000 of this amount was paid by forfeitures. All other costs of maintaining the Plan are paid directly by the Member Employers.

(3)                     Investments

The following presents investments which exceed 5% of net assets available for Plan benefits as of December 31, 2005 and 2004:

	2005		2004
	Shares/Units	Contract/Fair value	Shares/Units	Contract/Fair value
Fidelity Managed Income Portfolio II	94,504,799	94,504,799	67,752,009	67,752,009
Fidelity Diversified International Fund	2,218,499	72,189,969	—	—	*
Fidelity Magellan Fund	950,839	101,207,303	1,059,082	109,922,130
Fidelity- Equity Income Fund	1,761,347	92,963,905	1,418,689	74,878,380
Fidelity Growth Company Fund	1,728,615	109,991,743	1,645,237	92,248,420
Fidelity Balanced Fund	4,662,646	87,417,243	2,962,331	52,788,736
Spartan U.S. Equity Index	1,833,402	80,963,049	—	—	*
Company Stock ** - allocated	13,711,063	229,386,076	13,376,557	195,966,564
Company Stock ** - unallocated	719,825	12,042,680	573,531	8,402,227

* Less than 5% in the respective year

** Includes non-participant directed investments

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$33,974,172
Company stock	29,602,987
$63,577,159

Non-Participated Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Year ended
December 31,
2005

Additions to net assets attributed to:
Employer defined contributions	$11,249,757
Employee and employer matching contributions	4,664,825
Total contributions	15,914,582

Investment income:
Net appreciation in fair value of investments	29,602,987
Total additions	45,517,569

Deductions in net assets attributed to:
Benefits paid to participants	8,148,436
Transfers to participant-directed investments	309,168
Total deductions	8,457,604
Net increase	$37,059,965

The above amounts above include participant-directed and nonparticipant-directed, as these amounts could not be segregrated.

(4)                     Related-Party Transactions

Certain Plan investments including shares of money market funds, mutual funds and a common/collective trust are managed by Fidelity Investments. There is also one fund comprised of Company stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(5)                     Plan Termination

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant’s account under the Plan shall become fully vested and nonforfeitable.

(6)                     Income Tax Status

The Plan obtained its latest determination letter on February 7, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.

(7)                     Voting Rights of Company Stock

Each participant or beneficiary of a deceased participant shall have the right to direct the trustees as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account. Unallocated Company stock held by the Plan is voted by the trustees.

(8)                     Concentrations, Risks, and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

The Company’s stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant-directed portion of the Company’s stock and could cause participants to lose all or a portion of their investment in the Company’s stock.

The Plan provides for various investments in a common/collective trust, money market funds, mutual funds, and the Company’s stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

(9)                     Subsequent Event

On April 17, 2006, the 2005 employer defined contribution was allocated to participants’ accounts. A total of $13,464,362 was allocated as follows:

Company stock contributed to the Plan during 2005	$8,075,867
Forfeitures used to offset defined contribution	3,000,000
Net Appreciation	2,388,495
Total Defined Contribution allocated in 2006	$13,464,362

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule H, Line 4i, Form 5500 — Schedule of Assets (Held at End of Year)

As of December 31, 2005

EIN# 93-0549963 Plan #004

a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(e) Current Value

*	Managed Income Portfolio II	Common/Collective Trust	$94,504,799

*	Fidelity Retirement Government Money Market Portfolio	Money Market	40,375,529
*	Fidelity Cash Reserve	Money Market	671,305
*	Fidelity Retirement Money Market Fund	Money Market	1,119
	Total money markets		41,047,953

*	Fidelity Magellan Fund	Mutual Fund	101,207,303
*	Fidelity Equity-Income Fund	Mutual Fund	92,963,905
*	Fidelity Growth Company Fund	Mutual Fund	109,991,743
*	Fidelity Balanced Fund	Mutual Fund	87,471,243
*	Fidelity Diversified International Fund	Mutual Fund	72,189,969
	Allianz CCM MidCap Fund	Mutual Fund	45,270,397
	Spartan U.S. Equity Index Fund	Mutual Fund	80,963,049
	Ariel Fund	Mutual Fund	31,354,456
	Barclay Global Investors Retirement Income Fund	Mutual Fund	712,665
	Barclay Global Investors Lifepath 2010 Fund	Mutual Fund	2,801,804
	Barclay Global Investors Lifepath 2020 Fund	Mutual Fund	2,152,022
	Barclay Global Investors Lifepath 2030 Fund	Mutual Fund	1,429,281
	Barclay Global Investors Lifepath 2040 Fund	Mutual Fund	792,057
	Western Asset Core Plus Bond Portfolio Fund	Mutual Fund	1,703,576
	Domini Social Equity Fund	Mutual Fund	2,046,162
	Total mutual funds		633,049,632

*	CH2M HILL Companies, Ltd. Common Stock, $0.01 par value (historical cost of $98,303,491)	Company Stock Fund	241,428,756

*	Participant Loans (interest rates range from 3.49% to 12.50%, with various maturity dates, collateralized by participant account balances, cost $0)		11,790,779
	Total investments		$1,021,821,919

*Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan Trustee

Date: June 29, 2006	/s/ Samuel H. Iapalucci
Samuel H. Iapalucci
Chief Financial Officer

Exhibit Index

The following exhibit is filed as part of this annual report:

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm